Item 77I - Daily Assets Fund (a series of
Deutsche Money Market Trust,
formerly known as DWS Money
Market Trust)(the "Fund")
      Money Market Fund Reform
In July 2014, the SEC adopted money market fund reform intended to address potential systemic risks associated with money market funds and to improve transparency for money market fund investors. The
Fund is required to comply with money market reforms by the specified compliance dates, with the latest being October 14, 2016. As a result, the Fund will be required to take certain steps that will impact its structure and/or operations, which could impact the return potential of the Fund.

Effective on or about October 10, 2016, the Fund will transition its share price from a stable NAV of $1.00 to a floating NAV and will begin to use market based factors and will no longer use the "amortized cost" method of valuation to value its portfolio securities. Also effective on or about
October 14, 2016, the Fund will implement policies and procedures reasonably designed to ensure the Fund will be able to impose liquidity fees on redemptions and/or redemption gates.








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